P.E. 1/22/02

02014566

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934**

THROUGH January 22, 2002

(Commission File No. 001-15256)

RECEIVED
FEB 13 2002

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

**SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil**
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__x__ Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __x__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: January 22, 2002

BRASIL TELECOM S.A.

By: /s/ Carla Cico
Name: Carla Cico
Title: President and Chief Executive Officer

EXHIBIT #1

BrasilTelecom

RELEASE

Brasil Telecom S.A. informs non-audited preliminary fourth quarter 2001 figures.

1) Plant

Operational Data	3Q01	4Q01
Lines Installed (thousand)	9,864	10,015
Lines in Service (thousand)	8,368	8,638
Utilization Rate (%)	84.8	86.3
Public Telephones in Service (thousand)	273	286
Digitization Rate (%)	96.4	97.3

2) Employees

- For having subcontracted call center personnel and having reduced headcount at CRT Brasil Telecom, **Brasil Telecom S.A.** ended 4Q01 with 7,877 employees, representing a reduction of 1,574 over 3Q01 levels.

3) Indebtedness

Short Term Debt	R$ Thousand	% Total	*Hedge*
In R$	414,894	80%	
In US$	106,563	20%	98% with Hedge
Total	**521,457**	**13%**	

Long Term Debt	R$ Thousand	% Total	*Hedge*
In R$	3,284,059	93%	
In US$	229,634	7%	33% with Hedge
Total	**3,513,693**	**87%**	

Total Debt	R$ Thousand	% Total	*Hedge*
In R$	3,698,953	92%	
In US$	336,197	8%	53% with Hedge
Total	**4,035,150**	**100%**	

IR CONTACTS

Eliana Rodrigues (Manager)
55 61 415-1122
eliana@brasiltelecom.com.br

Valder Nogueira
55 61 415-1063
valder@brasiltelecom.com.br

Renata Fontes
55 61 415-1256
renatafontes@brasiltelecom.com.br

Shay Chor
55 61 415-1291
shay@brasiltelecom.com.br

MEDIA RELATIONS CONTACTS

Ivette Almeida
212 983-1702
ivette.almeida@annemcbride.com

Maíra Attuch
55 61 415-8087
maira@brasiltelecom.com.br

Out of **short term** debt at the end of 2001:

- R$89.7 million refer to debentures held by Brasil Telecom Participações S.A..
- R$7.4 million refer to intercompany loan with Brasil Telecom Participações S.A..

Out of **long term** debt at the end of 2001:

- R$1,300.0 million refer to debentures held by Brasil Telecom Participações S.A..
- R$78.3 million to intercompany loan with Brasil Telecom Participações S.A..

Brasília-DF, January 22, 2002.

Carla Cico
Investor Relations Officer
Brasil Telecom S.A.

IR CONTACTS

Eliana Rodrigues (Manager)
55 61 415-1122
eliana@brasiltelecom.com.br

Valder Nogueira
55 61 415-1063
valder@brasiltelecom.com.br

Renata Fontes
55 61 415-1256
renatafontes@brasiltelecom.com.br

Shay Chor
55 61 415-1291
shay@brasiltelecom.com.br

MEDIA RELATIONS CONTACTS

Ivette Almeida
212 983-1702
ivette.almeida@annemcbride.com

Maíra Attuch
55 61 415-8087
maira@brasiltelecom.com.br